Suzanne Hayes Assistant Director Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424
29 October 2012

Dear Ms Hayes

The Royal Bank of Scotland Group plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 27, 2012
Form 6-K
Filed August 8, 2012
File No. 001-10306

Thank you for your letter of 27 September 2012.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc; ‘the Group’ means the Company and its subsidiaries.

Form 20-F for Fiscal Year Ended December 31, 2011

Analysis of results, page 12

Average balance sheet and related interest, page 13

1.
Please revise your future filings to discuss how you have presented non-accruing loans and deferred fees for the purposes of this disclosure. Refer to Instructions 1 and 3 of Item I of Industry Guide 3.

Non-accruing loans are not a feature of IFRS.  Impairment losses are measured by discounting expected cash flows at the effective interest rate.  Consequently, interest income is recognised on a loan in the periods after an impairment loss has been recognised (as the discounting unwinds):

‘Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss’. (IAS 39, AG93)

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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The Group’s accounting policy 16 Impairment of financial assets (on page 279 of the Group’s 2011 20-F) reflects this requirement:

‘Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.’

In future filings we will disclose in a footnote to the average balance sheet the quantum of deferred loan fees that are included in interest income, if material.  We will also explain in a footnote the treatment of impaired loans:

Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables.  The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

UK Retail, page 26

2011 compared with 2010, page 27

2.
We note that impairments for UK Retail fell during 2011, which you have attributed in part to “continued careful mortgage underwriting.” Please explain the extent to which your mortgage underwriting practices and standards have changed in recent years, including a description of any material changes to your underwriting standards.

UK Retail’s mortgage business is subject to prudent underwriting standards.  These include an affordability test using a stressed interest rate, credit scoring with different pass marks depending on the loan to value ratio (LTV) as well as a range of specific criteria eg LTV thresholds.  Changes over the last few years include: a reduction in maximum LTV for prime residential mortgage lending from 100% to 95% in the first quarter of 2008 and from 95% to 90% in the third quarter of 2008 and a tightening of credit scoring pass marks: credit score thresholds were increased in the third quarter of 2009 and again in the third quarter of 2010.  In the first quarter of 2011 new scorecards were introduced alongside a further tightening of thresholds.

Risk and balance sheet management, page 58

Internal stress tests, page 60

3.
Please clarify under what circumstances the Board Risk Committee will become involved in stress testing approaches and management actions, as we note from your existing disclosure that the Committee “will provide oversight and challenge as appropriate.” We also note your statement that stress testing “highlights … potential adverse unexpected outcomes” to senior management. Please also clarify how often, and under what circumstances, stress testing results are communicated to senior management.

We will revise future filings as follows:

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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The Executive Risk Forum (see Risk governance on page xxx) is the main body overseeing the Group's stress testing approach, processes and results.  The forum is primarily responsible for reviewing and challenging the results of any Group-wide stress test and ensuring that, where necessary, appropriate management actions are undertaken.  The Board Risk Committee receives reports detailing stress tests undertaken as part of the financial planning process.  It reviews and challenges the stress scenarios and considers their impact on the Group's financial position.  These reports outline relevant management actions as well as the extent to which such actions mitigate the effects of the stress scenario on the Group’s capital adequacy.  The Board Risk Committee may also request additional stress tests as it deems necessary.

Stress testing forms part of the Group's risk and capital management framework and is a major component of the Basel III requirements.  It highlights to senior management potential unexpected adverse outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses should adverse scenarios materialise.  Stress tests conducted as part of the financial planning process are presented to senior management bi-annually.  Stress tests are also conducted to meet regulatory requirements as well as to assess the impact of business decisions on the Group's capital position.  Examples of the former include the European Banking Authority’s EU-wide stress tests, the International Monetary Fund’s Financial Sector Assessment Program and the UK Financial Services Authority’s anchor stress tests while examples of the latter include stress tests conducted in connection with the transfer of assets from The Royal Bank of Scotland N.V. to The Royal Bank of Scotland plc.

Balance sheet management: Liquidity and funding risk, page 74

Liquidity portfolio, page 80

4.
We note your disclosure regarding the composition of your liquidity portfolio. In your future filings, please revise to more clearly discuss whether you maintain the liquidity portfolio pool at either the parent company level, or a lower level such as individual subsidiary, country, or business unit level. Consider providing further granular data about these different liquidity pools. Briefly discuss how you manage the liquidity portfolio levels between these levels as well as any regulatory requirements for minimum amounts at various levels.

In future filings we will include additional discussion and disclosure as set out below:

The Group is subject to the FSA’s supervisory regime for liquidity and each member of the Group also complies with their local supervisory framework for the assessment and management of liquidity risk as well as meeting internal standards,  In the majority of cases, liquidity requirements are met by the Group’s centrally managed liquidity portfolio held in the FSA regulated UK Defined Liquidity Group (UK DLG) comprising the Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Co.  However, certain of the Group's significant operating subsidiaries - RBS NV, Citizens Financial Group Inc. (CFG) and Ulster Bank Ireland Limited (UBIL) - hold locally managed

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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portfolios of liquid assets that comply with local regulations that may differ from FSA rules.

The Group’s liquidity portfolio is managed by Group Treasury and is the responsibility of the Group Treasurer.  Local liquidity portfolios are the responsibility of local treasurers who report to the Group Treasurer functionally.

The Group analyses its liquid assets including its locally managed liquidity pools into primary and secondary liquidity groups.  The primary liquidity group generally reflects core eligible liquid assets (meeting the FSA's definition), such as cash and balances at central banks, treasury bills and other high quality government and agency bonds, and other local primary qualifying liquid assets for each of the significant operating subsidiaries that maintains a local liquidity pool.  Secondary liquidity assets represent other qualifying liquid assets that are eligible for local central bank liquidity facilities but do not meet the local regulator's definition of core eligible liquid assets.

The table below analyses the Group’s liquidity portfolio by product and between the UK DLG and other subsidiaries:

	UK DLG	RBS NV	CFG	UBIL	Total
	£m	£m	£m	£m	£m
Primary liquidity
Cash and balances at central banks
Treasury bills
Government and agency bonds
- Sovereign, AAA rated
- US agencies
- Other high quality AAA rated
- Sovereign AA- to AA+ rated
- Sovereign below AA- rated
- Regional/ municipal
Total primary liquidity

Secondary liquidity
Bank of England eligible assets:
- own asset securitisations AAA rated
- whole loans, below AAA rated
Other eligible assets:
- AAA rated
- below AAA rated
Total secondary liquidity

Total

Risk management: Market risk, page 187

Risk Models, page 188

5.
We note your disclosure regarding the limitations of the historical simulation Value-at-Risk (VaR) methodology. We also note that you use a “risks not in VaR” (RNIV) framework to identify and quantify risks not captured within the VaR historical simulation model. Please tell us and revise future filings to discuss in more detail the inputs and methodology used to determine the RNIV factor when calculating your trading market risk.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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We will include further explanation of the RNIV approach in future filings:

The RNIV approach is used for market risks that, although potentially suitable for capture within the VaR model, do not have sufficient historical data or are insufficiently captured by the model methodology.  These risks are therefore assessed outside the VaR model. The Group adopts two approaches to the quantification of risks not in VaR (RNIVs):

1.	Some RNIVs are quantified using a VaR approach. For these RNIVs, two values are calculated:

a.	The ‘VaR RNIV’
b.	The ‘Stressed VaR RNIV’

2.
Some RNIVs are quantified using a stress scenario approach.  For these RNIVs, an assessment of 10-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number – the ‘Stressed RNIV’ value.

For each legal entity covered by the FSA VaR Model Waiver, all RNIVs are aggregated to obtain the following three measures:

1.	Total VaR RNIV
2.	Total Stressed VaR RNIV
3.	Total Stressed RNIV

In each case, no allowance is made for diversification in respect of material RNIVs.

6.
We note from your disclosure that a number of VaR model and methodology enhancements were introduced during 2011 including, for example, the quality of the market data time series used in ABS mortgage trading was improved, the basis modeling between cash and derivatives was refined, and a more appropriate time series for the Dutch RMBS portfolio was adopted. Please address the following:

•
Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

Internal validation is performed before a new or changed model element is implemented, and before a change is made to a market data mapping. Depending on the results of the impact assessment, it may be necessary to notify the FSA before implementation.  The form of internal validation depends on the type of model and the materiality of the change.

In the case of VaR models, the following steps are considered.  In some cases, for example a minor change to a market data mapping, it will not be necessary to perform all of the steps.  However, in all cases there will be an independent review and validation.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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o
Perform Profit and Loss Approximation Function (PLAF) accuracy testing on appropriately chosen test portfolios.  Ensure that tests capture the effect of using external data proxies where these are used.

o	Backtest the approach using the relevant portfolio.
o	Backtest the approach using hypothetical portfolio(s) where this is helpful for isolating the performance of specific areas of the model.
o	Identify all risks not adequately captured in VaR, and ensure that such risks are captured via the risks not in VaR process.
o	Identify any model weaknesses or scope limitations, their effect and how they have been addressed.
o	Identify ongoing model testing designed to give early warning of market or portfolio weakness becoming significant.
o
Perform impact assessment.  Estimate the impact on total 1-day and 10-day 99% VaR at the total legal entity level and the major business level, and individual risk factor level 1-day and 10-day 99% VaR at the total legal entity level.

Independent validation consists of an assessment at the end of the model's development of its fitness for purpose undertaken by an independent unit, Group Risk Analytics, and the periodic revalidation and ongoing testing of the model’s performance.

The independent validation review process will consider some or all of the following areas as appropriate:

o	Test and challenge the logical and conceptual soundness of the methodology.
o
The assumptions underlying the model will be tested, where feasible against actual behaviour.  The validation report will judge the reasonableness and stability of the assumptions and specify which assumptions (if any) should be routinely monitored in production.

o	Compare model results with independent model replication.
o	Compare outcome with results from alternative methods.
o	Test parameter selection and calibration.
o	Ensure that model outputs are sufficiently conservative in areas where there is significant model uncertainty.
o	Confirm applicability of tests for accuracy, and stability; recalculate; and ensure that results are robust.
o	Ensure appropriate factor sensitivity analysis has been performed and documented.

•	Besides those already discussed, tell us whether there were any other model changes during the periods presented that had a material impact.

Other than those disclosed in the 2011 20-F, there have been no model changes during the periods presented that had a material impact.

•
To the extent that any of these model enhancements were material, please revise future filings to also provide summarized comparable information for the current year and preceding year under either the new method or the previous method. Please consider the guidance in Item 11 (a)(4)(ii) of Form 20-F in your response, and tell us how you considered this guidance in your conclusion.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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The preparation of summarised comparable information either under the new method for the prior period or under the previous method for the current period was not practicable for the changes introduced in 2011.  In future periods we will, if practicable, provide such comparative data for material model enhancements.  Where the preparation of complete comparable information is not practicable, we will present the effect of such changes at the point of implementation.

Report of the Group Remuneration Committee, page 232

7.
We note your disclosure on page 58 that in 2011 you implemented a “Group-wide policy that explicitly aligns remuneration with effective risk management.” Please explain the material components of this policy. Your revised disclosure should address the following, which we note from your disclosure on pages 232 to 233:

•	What “new process for divisional bonus pools” was implemented;

•	How you have “enhance[d] risk input into remuneration;” and

•	The material details of the “enhanced process for review of risk trigger events for clawback and bonus reduction.”

We believe our disclosures adequately address these issues.  The Group approach to aligning remuneration with effective risk management is detailed on page 235-236 of the Group’s 2011 20-F in the sections titled ‘How risk is reflected in our remuneration process’ and ‘How do we apply this in practice?’.  The first of these sections also outlines the results of the 2011 review and the second covers individual accountability including clawback and bonus reduction.  The process for establishing bonus pools is covered in the section ‘Pay for performance’ on page 236.

Directors’ interests in shares, page 262

8.	In future filings, please disclose the percent of shares outstanding held by your directors. See Item 6.E to Form 20-F.

We will provide these percentages in future filings.

Financial Statements, page 264

Accounting Policies, page 273

Note 6. Tax, page 297

9.	Please address the following regarding the “Tax Loss Waiver” described on page 402 in your future filings.

•
Please revise this footnote to more clearly quantify the impact of the Tax Loss Waiver for each period presented. Specifically quantify the impact in terms of pounds as well as the percentage tax rate.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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•
Revise footnote (1) of Note 23 Deferred tax on page 337 to separately identify the nature and amount of deferred tax assets that have not been recognized because doubt exists over the availability of future tax profits versus the deferred tax assets that were not recognized pursuant to the Tax Loss Waiver.

As described on page 409 of the Group’s 2011 20-F, the tax loss waiver agreements ‘provide the right, at the company’s option, subject to HM Treasury consent, to satisfy all or part of the annual fee in respect of the APS or the Contingent Subscription arrangement, and the exit fee payable in connection with any termination of the Group’s participation in the APS (but not the refund of the net payments it has received from HM Treasury under the APS), by waiving the entitlement to certain UK tax reliefs that are treated as deferred tax assets’.  The agreement is at the Group’s option.  To date the Group has not taken up the option: no UK tax reliefs have been waived.  The tax waiver agreements have therefore had no effect on the Group’s recognised or unrecognised deferred tax assets.  The Group announced its exit from the APS on 17 October 2012.

•	Please revise your disclosure on page 402 to more clearly describe the nature of “certain tax reliefs that are treated as deferred tax assets” to which you are waiving your entitlement.

These tax reliefs are principally brought forward unrelieved UK tax losses.  We will revise future filings as follows:

On 26 November 2009, the company entered into three agreements (together comprising the Tax Loss Waiver) which provide the right, at the company’s option, subject to HM Treasury consent, to satisfy all or part of the annual fee in respect of the APS or the Contingent Subscription arrangement, and the exit fee payable in connection with any termination of the Group’s participation in the APS (but not the refund of the net payments it has received from HM Treasury under the APS), by waiving entitlement to relief for certain UK tax losses carried forward (principally tax losses carried forward under s393 of the Income and Corporation Taxes Act 1988 (now s45 of the Corporation Tax Act 2009)) recognised as deferred tax assets. The Tax Loss Waiver contains undertakings designed to prevent the Group from engaging in arrangements which have a main purpose of reducing the net cost to the Group of any waiver of tax reliefs pursuant to the Tax Loss Waiver.  The Group has not satisfied any fees in respect of the APS or the Contingent Subscription arrangement by way of tax loss waiver.

Note 16. Impairment of financial assets, page 278

10.
You disclose on page 279 that for portfolios that are collectively assessed for impairment, the timing of the write off principally reflects historic recovery experience for each portfolio. Please revise your future filings to more clearly identify the typical time frames at which write offs occur for each of your portfolios.

To identify more clearly the typical time frames at which write offs occur for each of our portfolios, we will revise our future filings as follows:

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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Except for US retail portfolios where write off of the irrecoverable amount takes place within 60 - 180 days, the typical time frames from initial impairment to write off for the Group’s collectively-assessed portfolios are set out below.

Retail mortgages: write off occurs within 5 years, and is accelerated where accounts are closed earlier.  Credit cards: write off of the irrecoverable amount takes place at 12 months; the rest is expected to be recovered over a further 3 years following which any remaining amounts outstanding are written off.  Overdrafts and other unsecured loans: write offs occur within 6 years; accounts are written off if there have been no payments in the previous 12 months.  Business and commercial loans: write offs of commercial loans are determined in the light of individual circumstances; the period does not exceed 5 years.  Business loans are generally written off within 5 years.

Notes on the consolidated accounts, page 286

Note 32. Memorandum items, page 359

Litigation and Investigations, page 361

11.
We note your disclosure that, with respect to each of the matters specifically discussed in your disclosure,” unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these matters may have on the Group.” You also state that, in the event that any such matters were resolved against the Group, these matters could have a material adverse effect on the Group’s consolidated net assets, operating results, or cash flows in any particular period. We also note your statement that you believe appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2011. Please address the following.

•
We note the inclusion of your phrase “with any certainty” in the disclosure cited above. Please tell us whether your phrase “with any certainty” is meant to be a qualifier or limitation to narrow the scope of your ability to “reliably estimate” the liability or effect of these matters. Tell us whether there are cases where you did not accrue certain provisions because of the belief that they could not be reliably estimated with any certainty, but which you believe do meet the threshold of a reliable estimate based on the guidance of paragraph 25 of IAS 37.

The phrase ‘with any certainty’ is not intended to qualify or limit in any way the Group’s compliance with the requirements of IAS 37; the Group applies the reliable estimate threshold without qualification.  In future filings we will eliminate the phrase.

•
Please tell us whether there are some cases, particularly those that are in the later stages of adjudication, for which you are able to estimate the possible financial effects beyond the level of current provisions established. If you are able to estimate the possible financial effects beyond the level of current provisions established for certain cases but not others, please revise

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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future filings to disclose this fact along with your estimate of the possible financial effects. Refer to paragraph 86 of IAS 37.

Paragraph 86 of IAS 37 requires, for each class of contingent liability, disclosure of an estimate of its financial effect.  Paragraph 12 of IAS 37 explains the relationship between provisions and contingent liabilities: ‘within this Standard the term ‘contingent’ is used for liabilities and assets that are not recognised because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.’  A provision is defined as ‘a liability of uncertain timing or amount’.  Where a provision has been recognised for a present obligation (because the conditions in paragraph 14 of IAS 37 have been met), there is no longer a contingent liability (ie an unrecognised liability) in respect of that obligation.  Financial effects beyond the level of the current provisions are considered in measuring the provision as contemplated by paragraph 40 of IAS 37.

Other investigations, page 367

12.
You disclose here that RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management, and asset quality. You also disclose your consent to a Cease and Desist Order requiring you to address certain measures identified by the Federal Reserve and state banking supervisors. In future filings, please revise this footnote, or another section of the document deemed to be more appropriate, to more clearly discuss the steps you have taken to address these commitments and to separately identify the steps you expect to undertake in the future in order to be in compliance with these requirements.

As stated in the disclosure, the Group is working with US regulators to implement certain remedial measures.  In future filings we will provide additional information regarding non-confidential improvements that the Group is making in these areas to the extent consistent with our obligation not to disclose confidential supervisory information.

Additional information, page 385

Material contracts, page 398

Accession Agreement and the UK Asset Protection Scheme Terms and Conditions, page 401

13.
Please revise your future filings to more clearly discuss the “behavioural commitments” in respect of lending for businesses in the U.K. and personal current accounts in the U.K. to which you have committed. Please address the following related to such commitments:

•	Clearly disclose the nature and impact of such commitments on your part.

•	Discuss your progress in achieving these commitments and your expectations for future efforts to meet them.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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•	To the extent possible, quantify your participation in such activities and the impact on your results of operations.

The lending commitments associated with the Asset Protection Scheme Accession Agreement ran for two years ending in February 2011.  They are therefore no longer in effect.  We will amend future filings as follows:

In connection with its participation in the APS, the company agreed to a number of behavioural commitments in respect of lending for businesses in the UK and personal current accounts in the UK.  These commitments ran for two years and were completed by the end of February 2011.

Risk Factors, page 405

“The Group’s businesses and performance can be negatively affected by actual…,” page 405

14.
Please revise to quantify in this risk factor your “significant exposure to customers and counterparties within the EU (including the UK and Ireland)” and the extent to which your sovereign debt exposure has resulted in significant provisions and write-downs. Please also provide similar quantitative disclosure in your risk factor “The financial performance of the Group has been, and continues to be, materially affected…” on page 409, instead of including a cross-reference to disclosure elsewhere in your annual report.

We will revise these risk factors as set out below:

In particular, the Group has significant exposure to customers and counterparties in the Eurozone (at 31 December 2012 principally Germany (£xx.x billion), The Netherlands (£xx.x billion), Ireland (£xx.x billion), France (£xx.x billion) and Spain (£xx.x billion)) and in the UK (£xx.x billion) which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity.  The Group’s Eurozone sovereign debt exposures resulted in the Group recognising an impairment loss of £1,099 million in 2011 in respect of its holding of Greek government bonds.  Similar write downs may occur in future periods.  At 31 December 2012 the Group’s Eurozone sovereign debt exposure amounted to £xx.x billion.

The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (principally Germany, The Netherlands, Ireland and France) (at 31 December 2012 credit risk assets in the UK were £xxx.x billion, in North America £xxx.x billion and £xxx.x billion in Western Europe (excluding the UK)); and within certain business sectors, namely personal finance, financial institutions and commercial real estate (at 31 December 2012 residential and personal lending amounted to £xxx.x billion, lending to financial institutions was £xxx.xx billion and commercial real estate lending

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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was £xxx.x billion).  The Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it implements its strategy.

“The Independent Commission on Banking has published its final report on…,” page 406

15.
Please expand your disclosure to identify the Independent Commission on Banking recommendations that could have a material adverse effect on you and to specify whether you have implemented changes to your operations as a result of these recommendations.

We will include the following expanded disclosure the Group’s 2012 20-F (subject to any developments between now and when it is filed):

The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the Independent Commission on Banking (ICB), which was appointed by the UK Government in June 2010.  The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB’s views on possible reforms to improve stability and competition in UK banking.  The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in ie the ability to write-down debt or convert it into an issuer’s ordinary shares in certain circumstances) and (iii) the implementation of a ring-fence of retail banking operations.

The measures in relation to the promotion of competition are already largely in train, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which is due to be completed by September 2013.

Bail-in mechanisms continue to be discussed by the European Union (EU), and the Group continues to participate in the debate around such mechanisms, which could affect the rights of creditors, including holders of senior and subordinated bonds, and shareholders in the event of the implementation of a resolution scheme or an insolvency, and could thereby materially affect the price of such securities.

The UK Government’s White Paper discussed a number of details relating to the ring-fencing of retail operations, including possible governance arrangements, the range of activities that might be prohibited for the ring-fenced entity and possible restrictions on transactions between the ring-fenced and non-ring-fenced entities within a single group.

The UK Government published in October 2012 a draft Bill intended to enable the implementation of these reforms. This draft Bill is subject to pre-legislative scrutiny by the UK Parliamentary Commission on Standards in Banking, which may recommend changes to the Bill. The UK Government is expected to introduce the Bill, which will provide primary enabling legislation, early in 2013, with a view to completing the legislative framework by May

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation of 2019.

The impact of any final legislation on the Group is impossible to estimate with any precision at this stage.  The introduction of ‘bail-in’ mechanisms may affect the Group’s cost of borrowing, its ability to access professional markets’ funding and its funding and liquidity metrics.  It is also likely that ring-fencing certain of the Group’s operations would require significant restructuring, with the possible transfer of large numbers of customers between legal entities.  It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the Group could have a material adverse effect on the Group’s structure, results of operations, financial conditions and prospects.

It is also possible that the UK’s implementation of a ring-fence may conflict with any EU legislation to implement the recommendations of the High-level Expert Group on Reforming the Structure of the EU Banking Sector, whose report, published in October 2012, proposed, inter alia, ring-fencing the trading and market-making activities of major European banks. This could affect the Group’s position relative to some competitors.

“The Group is subject to a variety of risks as a result of implementing…,” page 408

16.
We refer to your disclosure that you have lost, and will continue to lose, “existing customers, deposits and other assets” as a result of implementing the State Aid restructuring plan. Please expand your disclosure to quantify the impact of the divestitures of Global Merchant Services, your interest in RBS Sempra Commodities, the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland.

In future filings we will include the following in this Risk Factor:

The disposal of Global Merchant Services and RBS Sempra Commodities reduced the Group’s assets by £xx.xx billion and deposits by £x.xx billion.  The quantum of assets and deposits that would be included in a divestment of The Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland is not certain.  However, the Group expects it to include approximately £xx billion of assets, £xx billion of deposits and xx,000 customers.

This material reflects the announcement made by the Group on 12 October 2012 that it had received notification from Santander UK that it will be pulling out of its agreed purchase of the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland.

“The Group’s earnings and financial condition have been, and its future earnings…,” page 410

17.	Please quantify the “large write-downs on [your] credit market exposures” that have resulted from adverse market conditions.

We will revise this Risk Factor in future filings:

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years; particularly early in the financial crisis (£10.1 billion in 2008 and £6.2 billion in 2009).

Form 6-K Filed August 8, 2012

Condensed Consolidated Interim Financial Statements, page 69

Note 18. Related party transactions, page 129

18.	Please revise your future filings to address the following regarding your participation in the National Loan Guarantee Scheme:

•	Clearly quantify the amount of your debt that is guaranteed under the scheme.

•	Tell us and revise your future filings to more clearly identify how you account for any obligations you incur in return for your participation under this scheme.

•
As part of your analysis, specifically address whether, by participating in the guarantee, you incur a commitment to reduce the rate of future loans to eligible customers. Specifically identify the nature and amount of the commitment, and explain how you account for this commitment.

•
Specifically address the respective timing of the issuance of your debt under the program versus the origination of customer loans that qualify under the program and how any disparity is considered accounted for. For example, if you issue debt under the program, thus incurring an obligation, explain how that obligation is accounted for if it is not fulfilled until months later, when you originate customer loans that qualify under the program.

•
Tell us the IFRS guidance you considered in evaluating all aspects of these transactions in the context of the overall arrangement, as well as the guidance you ultimately relied on for your accounting. As part of your response, tell us how you considered the guidance of IAS 39 and IAS 20, specifically addressing but not limited to paragraph 10A of IAS 20.

•	Clearly address how the benefits were calculated both before and after the July 2012 revisions to the scheme.

Although the Group participated in the National Loan Guarantee Scheme, providing loans and facilities to eligible customers at a discount of one percent, it did not issue any guaranteed debt under the scheme.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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Consequently, it was not committed to providing a particular volume of reduced rate facilities.  Lending under the scheme, amounting to £470m at 30 June 2012, is being accounted for in accordance with the Group’s accounting policy for loans and receivables.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

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